07027087

Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

1st October 2007

SEC No. 82-34679

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA

SUPPL

RECEIVED
2007 OCT -4 A 8:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

  September 3rd; 5th; 7th; 11th; 12th; 18th; 10th; 19th; 24th; 25th; 26th; 28th; 28th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Sarah Anderson
Deputy Company Secretary

Encs.

PROCESSED
OCT 16 2007
THOMSON
FINANCIAL

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 03 September 2007 16:50
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Director/PDMR Shareholding

RNS Number:2030D
William Hill PLC
03 September 2007

3 September 2007

WILLIAM HILL PLC

NOTIFICATION OF INTERESTS OF DIRECTORS

TRANSFER OF SHARES

William Hill PLC ('the Company') announces that today, David Harding, Chief Executive of the Company, transferred 87,413 shares held in his own name into a nominee account held with TD Waterhouse.

The above notification relates to a transaction notified in accordance with the Disclosure and Transparency Rules (rule 3.1.2R).

Enquiries:

Sarah Anderson Deputy Company Secretary 0208 918 3723

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSOKNKNPBKDFCK

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 05 September 2007 16:07
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:3657D
William Hill PLC
05 September 2007

5 September 2007

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 5 September 2007, 6,551 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is between 180 pence and 393 pence.

Following the above transfer of shares out of treasury, the Company has a total of 352,621,846 ordinary shares in issue, in addition 6,679,407 ordinary shares are held in treasury.

Enquiries:

Sarah Anderson Deputy Company Secretary
020 8918 3723

END
POSILFIRAFIEIID

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 07 September 2007 15:02
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Director/PDMR Shareholding

RNS Number:5173D
William Hill PLC
07 September 2007

7 September 2007

WILLIAM HILL PLC

NOTIFICATION OF INTERESTS OF DIRECTORS

ACQUISTION OF SHARES

William Hill PLC ('the Company') announces that on the 5th September, Barclays Nominees Limited on behalf of Barry Gibson, Senior independent non-executive director of the Company, purchased 1675 ordinary shares in the Company at a price of £6.20

The above notification relates to a transaction notified in accordance with the Disclosure and Transparency Rules (rule 3.1.2R).

Enquiries:

Sarah Anderson	Deputy Company Secretary	0208 918 3723

END
RDSOKOKKPBKDKCK

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 11 September 2007 07:11
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:6096D
William Hill PLC
11 September 2007

11th September 2007

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 10th September 2007 it purchased 224,209 of its ordinary shares of 10 pence each at an average price of 623.892 pence per share. The highest price and lowest price paid for these shares were 625.00 pence and 621.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 224,209 ordinary shares at prices between 621.50 and 625.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 352,397,637 ordinary shares (excluding treasury shares) in issue and will hold 6,679,407 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSURRBRBBRKAAR

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 12 September 2007 16:10
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:7603D
William Hill PLC
12 September 2007

12 September 2007

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 12 September 2007, 67,431 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is between 180 pence and 393 pence.

14,575 ordinary shares were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Long Term Incentive Plan 2002.

Following the above transfer of shares out of treasury, the Company has a total of 352,479,643 ordinary shares in issue, in addition 6,597,401 ordinary shares are held in treasury.

Enquiries:

Sarah Anderson — Deputy Company Secretary
020 8918 3723

END
STRILFIRASIFLID

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 18 September 2007 07:06
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:9860D
William Hill PLC
18 September 2007

18th September 2007

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 17th September 2007 it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 619.80 pence per share. The highest price and lowest price paid for these shares were 621.00 pence and 615.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 250,000 ordinary shares at prices between 615.00 and 621.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 352,229,643 ordinary shares (excluding treasury shares) in issue and will hold 6,597,401 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSUBVNRBVRKAAR

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 19 September 2007 07:19
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:0623E
William Hill PLC
19 September 2007

19th September 2007

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 18th September 2007 it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 618.60 pence per share. The highest price and lowest price paid for these shares were 623.00 pence and 613.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 200,000 ordinary shares at prices between 613.00 and 623.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 352,029,643 ordinary shares (excluding treasury shares) in issue and will hold 6,597,401 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSUWVNRBURKAAR

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 19 September 2007 16:18
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:1335E
William Hill PLC
19 September 2007

19 September 2007

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 19 September 2007, 294 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is 393 pence.

1,136 ordinary shares were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Long Term Incentive Plan 2002.

Following the above transfer of shares out of treasury, the Company has a total of 352,031,073 ordinary shares in issue, in addition 6,595,971 ordinary shares are held in treasury.

Enquiries:
Sarah Anderson Deputy Company Secretary
020 8918 3723

END
STRILFIRAVIALID

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 24 September 2007 15:19
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:3787E
William Hill PLC
24 September 2007

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

Lloyds TSB Group Plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

14,186	Perry Nominees Ltd
9,021	Boltro Nominees Ltd
26,875	Lloyds Bank (Pep) nominees Ltd
14,181,800	State Street Nominees Ltd

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

24 September 2007

11. Date company informed

24 September 2007

12. Total holding following this notification

14,231,882

13. Total percentage holding of issued class following this notification

4.043%

14. Any additional information

None

15. Name of contact and telephone number for queries

Sarah Anderson 0208 918 3600

16. Name and signature of authorised company official responsible for making this notification

Sarah Anderson - Deputy Secretary

Date of notification

24 September 2007

END
HOLMGGZLKDKGNZM

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 25 September 2007 07:27
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - CEO - Interim Arrangements

RNS Number:3950E
William Hill PLC
25 September 2007

25th September 2007

WILLIAM HILL PLC

Chief Executive - Interim Arrangements

William Hill ('the Company') PLC, today confirms that further to the announcement made on 25th June 2007, David Harding, Chief Executive, is to stand down on 30th September 2007. The search for David's successor is well underway and until a new Chief Executive has been appointed, Charles Scott, Chairman, will assume the role of Executive Chairman.

Enquiries:

Charlie Scott, Simon Lane William Hill	020 8918 3910
Fiona Antcliffe, Phoebe Buckland Brunswick	020 7404 5959

END
BOAOKQKPABKDOCB

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 26 September 2007 15:52
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:5544E
William Hill PLC
26 September 2007

26 September 2007

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 26 September 2007, 34,105 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is between 180 pence and 393 pence.

Following the above transfer of shares out of treasury, the Company has a total of 352,065,178 ordinary shares in issue, in addition 6,561,866 ordinary shares are held in treasury.

Enquiries:

Sarah Anderson Deputy Company Secretary
020 8918 3723

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSILFSEARIRFID

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 28 September 2007 15:54
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Total Voting Rights

RNS Number:7776E
William Hill PLC
28 September 2007

William Hill PLC

Total Voting Rights

On 28 September 2007 William Hill PLC had 352,068,889 issued ordinary shares of 10p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the company.
William Hill PLC holds 6,558,155 ordinary shares in treasury and the voting rights of these treasury shares are automatically suspended.

Enquiries:

Sarah Anderson — Deputy Company Secretary
020 8918 3600

END
TVREVLFLDKBXBBX

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 28 September 2007 15:25
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:7731E
William Hill PLC
28 September 2007

28 September 2007

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 28 September 2007, 3,711 ordinary shares were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Long Term Incentive Plan 2002.

Following the above transfer of shares out of treasury, the Company has a total of 352,068,889 ordinary shares in issue, in addition 6,558,155 ordinary shares are held in treasury.

Enquiries:

Sarah Anderson Deputy Company Secretary

020 8918 3723

END
STRILFLEAFITFID

END